Exhibit 4.2

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT WAS OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

OPTION OF EXCLUSIVE LICENSE AGREEMENT

BETWEEN

HYPERION MATERIALS & TECHNOLOGIES, LLC

AND

BLACKSAND TECHNOLOGY, LLC

Contents

1. Definitions	3
2. License Grant	4
3. Royalties	5
4. Records, Books, and Examinations	6
5. Term of the License	6
6. Licensor’s Performance	6
7. Sublicensing Rights	6
8. Representations and Warranties	7
9. Modification and Termination	9
10. Liability	10
11. Infringement and Litigation	11
12. Confidentiality	11
13. Miscellaneous	12
APPENDIX A – Master Services Agreement and Statement of Work	14

OPTION OF EXCLUSIVE LICENSE AGREEMENT

 BETWEEN

HYPERION MATERIALS & TECHNOLOGIES, LLC

 AND

BLACKSAND TECHNOLOGY, LLC

This Option of Exclusive License Agreement (“Agreement”) is entered into between Blacksand Technology, LLC, a limited liability company organized under the laws of Utah (“Licensor”), with offices at 1782 West 2300 South, West Valley City, Utah 84119, and Hyperion Materials & Technologies, LLC, a limited liability company organized under the laws of North Carolina (“Licensee”), with offices at 32N Main St. Suite 100, Belmont, North Carolina, 28012.

RECITATIONS

WHEREAS, Licensor is party to a certain License Agreement, dated August 24, 2015, between University of Utah Research Foundation (“UURF”) and Licensor, as amended by Amendment to License Agreement dated March 20, 2016, and as the same may be amended from time to time (the “UURF License Agreement”), pursuant to which Licensor has received an exclusive license and related rights to the Licensed Patents and Licensed Products (as defined herein). The UURF License Agreement is attached to this Agreement for reference only as Appendix A.

WHEREAS, pursuant to the UURF License Agreement, UURF granted to Licensor the exclusive right to sublicense the Licensed Patents and Licensed Products to sublicensees provided that Licensor has exclusive rights in the territory being sublicensed, and Licensor currently has such exclusive rights to sublicense the Licensed Patents and Licensed Products to Licensee in the Licensed Territory.

WHEREAS, pursuant to the Master Services Agreement (as amended, “MSA”) and Statement of Work #1 of even date herewith (as amended, “Statement of Work”), Licensor has granted Licensee an option (the “Option”) to acquire the License (as defined herein).

WHEREAS, each of the MSA and Statement of Work are attached to this Agreement as Appendix B and incorporated by reference.

AGREEMENT

NOW THEREFORE, in accordance with the aforementioned recitations and in consideration of the release and of the covenants and obligations hereinafter set forth to be well and truly performed, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Definitions

As used in this Agreement, the following terms shall have the following meanings and such meanings shall be equally applicable to both the singular and plural forms of the terms defined.

1.1.       “Affiliate” means any corporation, firm, partnership, or other entity in which Licensee owns or controls more than fifty percent (50%) of the voting stock or interests thereof.

1.2.       “Effective Date” means the date when this Agreement is signed by both parties.

1.3.       “Exclusive Licensed Use” means use of the Licensed Patents and Licensed Products, within the Licensed Territory, to process titanium-bearing ores or titanium feedstocks with a percentage of TiO2 of 96% or below for the production of Ti-metal or Ti-metal alloy powders. The Exclusive Licensed Use includes processing of all Ti-minerals and Ti-slags into Ti-metal powders, but excludes processing of commercial TiO2 powder into Ti-metal powders and excludes the production of TiO2 powder.

1.4.       “Licensed Patents” means [***].

1.5.       “Licensed Products” mean any and all apparatus, articles of manufacture, compositions of matter, methods, uses, processes or products falling in whole or in part within, or generated in whole or in part from, and including Licensed Products (as defined in the UURF License Agreement) and Licensed Services (as defined in the UURF License Agreement), to the extent within the scope of one or more claims of the Licensed Patents,

1.6.       “Licensed Territory” means worldwide.

1.7        “Sublicense” means a grant of rights by Licensee to a third party (each a “Sublicensee”) to make, have made, use, have used, sell, import, have imported, export or have exported, Licensed Products for the Exclusive Licensed Use within the Licensed Territory for which Licensee has received an Exclusive License for the Licensed Patents as provided under this Agreement.

1.8        “The Point of Practical Application” means the stage of development of the products and methods described and claimed in the Licensed Patents at which the parties determine that the products and methods may be safely and legally utilized and that their benefits are, to the extent permitted by law or government regulations, available to the public on reasonable terms.

2.	License Grant

2.1.      Subject to the terms, covenants, conditions and limitations set forth in this Agreement, Licensee’s full and complete performance and payment of its obligations under the MSA and the Statement of Work, and Licensee’s ongoing compliance with laws and regulations applicable to the Licensed Territory, Licensor hereby grants to Licensee an exclusive use license (the “License”) to the Licensed Patents and Licensed Products solely for Exclusive Licensed Use. This license is non-assignable except as may be permitted pursuant to the terms of Article 7 or Article 13.5 hereof.

2.2.      For the avoidance of doubt, Licensor and Licensee acknowledge that nothing in this Agreement shall prohibit or limit Licensee from selling or using the Licensed Products within the Licensed Territory, provided that Licensee will provide Licensor with advance written notice of any such use outside of the United States so that Licensor can coordinate patent or other intellectual property protection for the Licensed Patents and the Licensed Products.

2.3.      Licensee acknowledges that, as between Licensee and Licensor, Licensor owns all right, title, and interest, including all intellectual property rights, in and to the Licensed Patents and any intellectual property arising therefrom, directly or indirectly, whether in existence as of the Effective Date or created thereafter, required to enter into this Agreement, and that Licensee’s rights thereto are limited to the License granted pursuant to this Agreement.

2.4.      The exclusive nature of the License is at all times subject to Licensee’s ongoing compliance with its obligations hereunder, and at any time Licensee fails to so comply, any and all exclusivity shall, upon fifteen (15) days’ prior written notice to Licensee from Licensor, automatically terminate unless Licensee has cured (and provided evidence thereof to Licensor) any such noncompliance prior to the expiration of such 15-day period.

3.	Royalties

In consideration of the License:

3.1.      Licensee shall pay to Licensor a nonrefundable license fee of (a) $650,000 (Six Hundred Fifty Thousand US Dollars) upon exercise of the Option (the “Initial License Payment”); (b) an additional $750,000 (Seven Hundred Fifty Thousand US Dollars) upon the first anniversary of the Initial License Payment; and (c) an additional $500,000 (Five Hundred Thousand US Dollars) upon the second anniversary of the Initial License Payment.

3.2.      Commencing on the third anniversary of the Initial License Payment, and on each subsequent anniversary thereafter, Licensee shall pay Licensor the Annual Minimum License Payment, as defined below. The “Annual Minimum License Payment” shall be (a) with respect to the third, fourth and fifth anniversaries of the Initial License Payment, $150,000, and (b) with respect to the sixth anniversary of the Initial License Payment and each anniversary thereafter until termination of this Agreement, $250,000. The Annual Minimum License Payment shall be nonrefundable but may be credited toward the payment of any other royalties payable by Licensee pursuant to Article 3.3 within the calendar year in which the Annual Minimum License Payment is due.

3.3.      Licensee shall pay to Licensor a royalty equal to 3% (three percent) of the Net Value (as defined in Article 3.4 below) of each Licensed Product which is sold, transferred (except to a Sublicensee for the limited purpose of facilitating later sale of Licensed Product to customers), or used internally by Licensee or a Sublicensee until termination of this Agreement (“Annual Earned Royalty”). Payment of the Annual Earned Royalty shall be made not later than by 15 April of each year with respect to all Annual Earned Royalty accrued but unpaid with respect to the preceding calendar year; late payments shall accrue interest at a rate of [***] per month, compounding monthly, until paid in full (and Licensee shall reimburse Licensor for all reasonable collection costs (including reasonable attorneys’ fees) associated with such payment).

3.4.      Licensed Products shall be considered to be “sold” when they are shipped, delivered, and paid for by the customer (by purchase, rental, or other transaction), whether by Licensee, an Affiliate of Licensee or Sublicensee. “Net Value” means the sum of all charges billed or invoiced by Licensee, an Affiliate of Licensee or a Sublicensee to customers for sales of Licensed Product, less (a) customary trade, quantity, or discounts actually allowed and taken; (b) amounts paid or credited by reason of rejections or returns; (c) any freight or other transportation costs, insurance charges, duties, tariffs; (d) all sales and excise taxes based directly on sales or turnover or delivery of royalty bearing products; and (e) any commission or fee paid to sales agents or representatives, not to exceed [***] of the gross sales price.

3.5.      Licensee shall reimburse Licensor for [***] of all reasonable and documented costs incurred by Licensor prior to and following the Effective Date for the preparation, filing, prosecution, maintenance and defense of the Licensed Patents (including those incurred in furtherance of the MSA and the Statement of Work) within thirty (30) days of Licensee’s receipt of invoice therefor. At Licensee’s request, Licensor will provide information and records concerning invoicing and determination of such reimbursable costs.

3.6.      Pursuant to the UURF License Agreement, Licensor is responsible for providing UURF with at least fifteen (15) days advance notice of any material filing related to prosecution of a Licensed Patent so that UURF may provide its input on such filings. Licensor shall provide Licensee the same notice, and shall annually, and upon Licensee’s reasonable written request no more than once a quarter, provide Licensee and UURF with a written report concerning the status of the filing, prosecution, and maintenance of the Licensed Patents in the Licensed Territory.

3.7.      Licensee shall pay, within thirty (30) calendar days from any termination of this Agreement, the royalties accrued or accruable for payment at the time of any such termination.

4.	Records, Books, and Examinations

4.1.      Licensee agrees to make and keep full, accurate, and complete books and records as necessary to establish its compliance with Article 3 of this Agreement. With respect to the Exclusive Licensed Use granted herein, Licensee further agrees to provide reports substantially similar to those required under Article 8 of the UURF License Agreement.

4.2.      Licensee agrees that Licensor, upon reasonable prior notice, may have a duly authorized agent or representative on Licensor’s behalf inspect, audit, or verify such books and records that are relevant to establishing Licensee’s compliance with Article 3 of this Agreement, either at Licensee’s place of business or at a place mutually agreed upon by the parties hereto. Any audit conducted hereunder shall be on a dollar-for-dollar basis without the use of statistical methods including but not limited to sampling and extrapolation.

5.	Term of the License

5.1.      The grant of the License shall be in force upon exercise of the Option and shall remain in force as long as Licensee continues to pay when due the amounts due to Licensor pursuant to Article 3 of this Agreement, and for as long as the Licensed Patents remain enforceable.

5.2.      This Agreement shall otherwise remain in effect unless it is modified or terminated as provided in Article 9 of this License.

6.	Licensor’s Performance

6.1.      Subject to Article 3.5, Licensor shall pay all maintenance fees to maintain the life of the Licensed Patents. However, in the event that Licensor fails to make said payments, Licensee may pay any maintenance fee when due and likewise be entitled to reimbursement of [***] of such fees under Article 3.5.

6.2.      At the request of Licensee, and at the discretion of Licensor, Licensor may provide technical assistance (not involving further research and development) to Licensee on a time and cost basis for the purpose of assisting Licensee in bringing the Licensed Products to the Point of Practical Application; provided, notwithstanding, that Licensor shall be obligated to perform Licensor’s obligations under the MSA and Statement of Work.

7.	Sublicensing Rights

7.1.      Subject to prior written approval by Licensor, not to be unreasonably withheld, conditioned or delayed, Licensee may grant Sublicenses under the Licensed Patents during the term of this Agreement where such Sublicense is consistent with and in furtherance of Licensee’s rights and obligations provided under this Agreement. Each Sublicense relationship will be evidenced by a written agreement and made subject and subordinate to this Agreement, including all rights retained or held by Licensor hereunder, and consistent with the relevant provisions hereof that apply to Sublicenses. A copy of all Sublicenses will be furnished to Licensor prior to the execution thereof for review and approval. The final executed Sublicenses will be promptly provided to Licensor by Licensee. For the avoidance of doubt, Licensor shall be entitled to all royalties, fees and other payments due to Licensor pursuant to Article 3 with respect to Licensed Products sold by Licensee’s Affiliates and Sublicensees as if sold by Licensee itself; Licensee shall be fully responsible to Licensor for any such amounts.

7.2.      In addition to the inclusion of all rights retained or held by Licensor hereunder, Licensee shall specifically include in each Sublicense Licensor’s right to terminate or modify a Sublicense pursuant to Article 9. Licensee shall not grant or exercise any rights that are inconsistent with the rights and obligations of Licensee or act in conflict with the residual rights of Licensor hereunder. Any Sublicense shall include an audit right by Licensor of the same scope as provided under Article 4 with respect to Licensee.

7.3.      If a Sublicense request by a third party is made to Licensee, Licensee will use commercially reasonable efforts to grant a Sublicense if Licensee is not and will not be using the Licensed Patents for the requested field of use.

7.4.      No other, further, or different power, right, or privilege to grant powers, rights, privileges, or immunities to third parties is granted or implied. Licensee shall remain wholly responsible and liable for the acts or omissions of each Sublicensee in connection with the subject matter hereof and the performance of its obligations as described herein.

8.	Representations and Warranties

8.1       Each party represents and warrants to the other party as follows: (a) that it is a company formed and in good standing as of the Effective Date, (b) that the execution, delivery, and performance of this Agreement by each party has been authorized by all necessary action on the part of such party; (c) that this Agreement has been executed and delivered by each party and constitutes a legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms; (d) that the execution, delivery, and performance of this Agreement does not: (i) violate, conflict with, or result in, the breach of any provision of the charter or by-laws of such party; (ii) conflict with or violate any law or governmental order applicable to such party or any of its assets, properties, or businesses; or (iii) conflict with, result in any breach of, constitute a default under, require any consent under, or give to others any rights of termination, amendment, revocation, or cancellation of any contract, agreement, or other instrument or arrangement to which it is a party.

8.2       Licensor represents and warrants to Licensee that:

a.	Licensor owns all right, title and interest in, or has sufficient rights to, the Licensed Patents and Licensed Products, including all intellectual property rights related thereto, which are the subject of this Agreement, and has the exclusive right to enter into and perform under this Agreement and grant the License and release contained herein.

b.	There are no disputes, lawsuits, arbitrations, patent infringement claims or other conflicts of interest, whether active or pending, arising from or in relation to any claim by any third-party, including inventors, against Licensor, its officers, employees, agents, shareholders, or affiliates in connection with any aspect of the Licensed Patents or Licensed Products.

c.	Licensor is not aware of any disputes, lawsuits, arbitrations, patent infringement claims or other conflicts of interest, whether active or pending, arising from or in relation to any claim by any third-party, including the inventors of the technology related to the Licensed Patents or Licensed Products.

d.	Licensor is not aware of any patents, technology, methods, processes, inventions, know-how, intellectual property, or other data or information owned by third parties, which is needed for Licensee to utilize the Licensed Patents for commercial application.

e.	Licensor has not granted, and during the term of this this Agreement will not grant, any licenses, sub licenses, or any contingent or non-contingent right, title or interest in the Licensed Patents and Licensed Products to any third party.

f.	Subject to Licensee’s approval, not to be unreasonably withheld, conditioned or delayed, Licensor may work with third parties on matters related to the Licensed Patents and Licensed Products, and share data and information related to the Licensed Patents and Licensed Products with such third parties.

8.3      Licensor further represents and warrants that the UURF License Agreement is in full force and effect and that Licensor is in compliance with the UURF License Agreement in all material respects. Licensor further represents and warrants that, before the Effective Date of this Agreement, Licensor has obtained written consent from UURF to enter into this Agreement with Licensee, and Licensor acknowledges and agrees that obtaining such written consent is a condition precedent to Licensee entering into this Agreement. Licensor warrants and covenants that it will use its best efforts to (a) perform all of its obligations in compliance with the UURF License Agreement, and (b) ensure that the UURF License Agreement remains in full force and effect for its term. Licensor warrants and covenants that it will provide written notice immediately to Licensee upon Licensor’s knowledge that (i) Licensor plans to provide notice to UURF of Licensor’s intent to terminate the UURF License Agreement, (ii) UURF plans to provide to Licensor, or Licensor has received from UURF, UURF’s notice to terminate the UURF License Agreement, (iii) or Licensor receives a notice of default under the UURF License Agreement. In the event that the UURF License Agreement is terminated by either UURF or Licensor, Licensor agrees to cooperate with Licensee in converting this Agreement into an exclusive license between Licensee and UURF.

8.4       EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 8, RIGHTS GRANTED HEREUNDER, INCLUDING RIGHTS TO LICENSED PRODUCTS, ARE PROVIDED “AS IS”, WITH NO REPRESENTATIONS OR WARRANTIES OF ANY KIND (EXPRESS, IMPLIED, OR OTHERWISE) IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER. WITHOUT LIMITING THE FOREGOING, LICENSOR EXPRESSLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTIES OF PATENT VALIDITY, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RIGHTS GRANTED HEREUNDER, INCLUDING RIGHTS TO LICENSED PRODUCTS.

8.5       UURF Disclaimers and Limitation on Liability. WITHOUT LIMITING ANYTHING IN THIS ARTICLE 8, LICENSEE ACKNOWLEDGES THAT THIS AGREEMENT IS SUBJECT TO THE FOLLOWING PROVISIONS OF THE UURF LICENSE AGREEMENT IN FAVOR OF UURF: (A) SECTION 15.2 (NO REPRESENTATIONS AND WARRANTIES PROVIDED BY UURF), (B) SECTION 15.3 (DISCLAIMER OF SPECIFIC WARRANTIES BY UURF); AND (C) SECTION 15.4 (UURF LIMITATION OF LIABILITY).

8.6       Nothing relating to this Agreement nor the license grant itself shall be construed to confer upon Licensee any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of the rights pursuant to this license shall not be immunized from the operation of state or Federal law.

8.7       Nothing contained in this Agreement shall be interpreted to grant to Licensee any rights with respect to any invention other than the licensed invention specified herein.

9.	Modification and Termination

9.1.      Licensor may terminate or modify this Agreement in whole or in part if:

a.	Licensee is in breach of a covenant or agreement contained in this Agreement; or

b.	Licensee has willfully made a false statement of or willfully omitted a material fact in any report required by this Agreement; or

c.	Licensee has been found by a court of competent jurisdiction to have violated the Federal antitrust laws in connection with its performance under the License Agreement; or

d.	Licensee is adjudged as bankrupt or has all or a substantial portion of its assets, relating to or utilized in performing operations herein licensed, placed in the hands of a temporary or permanent receiver or makes any assignment or other accommodation for the benefit of creditors, unless Licensee enters bankruptcy proceedings solely for the purpose of reorganizing and continues to do business during and after the bankruptcy.

9.2.      Licensor may directly terminate or modify any Sublicense if Licensor determines that any of the grounds for termination or modification of this Agreement provided under this Article 9 apply to a Sublicensee or to Sublicensee performance under a Sublicense.

9.3.      Before modifying or terminating in whole or in part this Agreement or a Sublicense under any of the terms and conditions specified herein permitting modification or termination, other than by mutual agreement, Licensor shall furnish Licensee a written notice of intention to modify or terminate in whole or in part this Agreement or a Sublicense, and Licensee shall be allowed ninety (90) days after such notice to remedy any breach of any covenant or agreement set forth in this Agreement or a Sublicense.

9.4.      Licensee may terminate or request modification in whole or in part of this Agreement:

a.	if the Licensed Patent is ruled by competent authorities not to be patentable in the Licensed Territory; or

b.	by giving ninety (90) days prior written notice to Licensor.

9.5.      This Agreement may be terminated or modified upon mutual agreement of Licensor and Licensee.

9.6.      The following rights and obligations survive any termination of this Agreement to the extent necessary to permit their complete fulfillment or discharge:

a.	Licensee’s obligation to maintain records and Licensor’s right to conduct a final audit as provided in Article 4 of this Agreement;

b.	Any cause of action or claim of Licensor accrued, or to accrue, because of any breach or default by Licensee; and

c.	Licensee shall remain responsible for all royalties and fees accrued prior to its termination (whether or not yet due and payable).

9.7.      In the event of termination of this Agreement, Licensee may sell its remaining inventory of Licensed Products after such termination and Licensee may fulfill contractual obligations to supply Licensed Products under contracts entered into before the date of termination provided such obligations can be fulfilled within one calendar year of the date of termination, except for such contracts which contain indefinite delivery, indefinite quantities, or other unexercised options, in which case Licensee may fulfill contractual obligations through the life of the option period and the delivery requirements associated with such options. Licensee agrees to pay royalties on all Licensed Products sold, whether by Licensee or a Sublicensee, after the date of termination as set forth in Article 3 of this Agreement.

10.	Liability

10.1.     Licensee agrees to defend, indemnify, and hold Licensor harmless from and against all claims, liability, demands, damages, expenses for losses and death, personal injury, illness or property damage (each, a “Claim”) arising out of (a) the use, sale, or other disposition by Licensee, a Sublicensee, or any Licensee or Sublicensee customers or any other transferee of any Licensed Products, or (b) any act or omission of Licensee or any Sublicensee in the course of performing its obligations under this Agreement (or pursuant to any Sublicense).

10.2.     Licensor agrees to defend, indemnify, and hold Licensee, UURF, The University of Utah, and their Affiliates and respective employees, managers, officers, agents, members, and successors (“Licensor Indemnified Parties”) harmless from and against all Claims arising out of any act or omission of Licensor in the course of performing its obligations under this Agreement.

10.3.     Neither party shall be liable for any unforeseeable event beyond its reasonable control not caused by the fault or negligence of such party, which causes such party to be unable to perform its obligations (other than payment obligations) under this Agreement (and which it has been unable to overcome by the exercise of due diligence), including, but not limited to, flood, drought, earthquake, storm, fire, pestilence, lightning and other natural catastrophes, epidemic, war, riot, civic disturbance or disobedience, strikes, labor dispute, or failure, threat or failure, or sabotage, or any order or injunction made by a court or public agency. In the event of the occurrence of such a force majeure event, the party unable to perform shall promptly notify the other party. It shall further use its best efforts to resume performance as quickly as possible and shall suspend performance only for such period of time as is necessary as a result of the force majeure event.

10.4.     IN NO EVENT WILL LICENSOR OR LICENSEE BE LIABLE UNDER OR IN CONNECTION WITH THIS AGREEMENT UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, AND OTHERWISE, FOR ANY: (a) CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, ENHANCED, OR PUNITIVE DAMAGES; (b) INCREASED COSTS, DIMINUTION IN VALUE OR LOST BUSINESS, PRODUCTION, REVENUES, OR PROFITS; (c) LOSS OF GOODWILL OR REPUTATION; (d) USE, INABILITY TO USE, LOSS, INTERRUPTION, DELAY OR RECOVERY OF ANY DATA, OR BREACH OF DATA OR SYSTEM SECURITY; OR (e) COST OF REPLACEMENT GOODS OR SERVICES, IN EACH CASE REGARDLESS OF WHETHER LICENSOR OR LICENSEE WAS ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES OR SUCH LOSSES OR DAMAGES WERE OTHERWISE FORESEEABLE.IN NO EVENT WILL LICENSOR’S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, AND OTHERWISE EXCEED THE TOTAL AMOUNTS PAID TO LICENSOR UNDER THIS AGREEMENT IN THE SIX-MONTH PERIOD PRECEDING THE EVENT GIVING RISE TO THE CLAIM OR $1,000, WHICHEVER IS GREATER.

10.5.     UURF as Third Party Beneficiary. UURF shall be a third party beneficiary to the provisions of this Article 10, and shall have the right to enforce such provisions directly to the extent UURF may deem such enforcement necessary or advisable to protect its rights thereunder. Licensee hereby acknowledges and agrees to Article 20 (Indemnification) as it applies to UURF.

11.	Infringement and Litigation

11.1.     Should either party become aware of any infringement or potential infringement of Licensed Patents, it shall give the other party prompt written notice detailing as many facts as possible concerning such infringement or potential infringement.

11.2.     If Licensor fails to bring an infringement action or provide Licensee with its written intent to bring an infringement action within three (3) months after receipt of a bona fide notification of infringement of Licensed Patents, Licensee is authorized in the United States to:

a.	Bring suit in a United States District Court in its own name or, if required by law, jointly with Licensor, at Licensee’s expense and on Licensee’s behalf, for infringement of Licensed Patents;

b.	Enjoin infringement in any such suit, and to collect for its own benefit, any damages, profits, and awards of whatever nature recoverable for such infringement;

c.	Settle any claim or suit for infringement of Licensed Patents. However, in no instance shall Licensee(s) be able to settle any such claim or suit by granting a sublicense.

11.3.     Licensee’s obligation to pay royalties to Licensor continues during infringement litigation or negotiations; provided, any amounts paid by Licensee to any third party as damages or compensation with respect to infringement of a third party’s rights shall be deducted from royalties due Licensor herein.

12.	Confidentiality

12.1.     From time to time during the term of this Agreement, either party or its Affiliates may disclose or make available to the other party or its Affiliates information about its business affairs, products, confidential intellectual property, trade secrets, third-party confidential information, and other sensitive or proprietary information, whether orally or in written, electronic, or other form or media/in written or electronic form or media, and whether or not marked, designated or otherwise identified as “confidential” (collectively, “Confidential Information”). Confidential Information does not include information that, at the time of disclosure is: (a) in the public domain; (b) known to the receiving party at the time of disclosure; (c) rightfully obtained by the receiving party on a non-confidential basis from a third party; or (d) independently developed by the receiving party. The receiving party shall not disclose the disclosing party’s Confidential Information to any person or entity, except to the receiving party’s employees who have a need to know the Confidential Information for the receiving party to exercise its rights or perform its obligations hereunder. Notwithstanding the foregoing, each party may disclose Confidential Information to the limited extent required (i) in order to comply with the order of a court or other governmental body, or as otherwise necessary to comply with applicable law, provided that the party making the disclosure pursuant to the order shall first have given written notice to the other party and made a reasonable effort to obtain a protective order; or (ii) to establish a party’s rights under this Agreement, including to make required court filings.

12.2.     On the termination of the Agreement, the receiving party shall promptly return to the disclosing party all copies, whether in written, electronic, or other form or media, of the disclosing party’s Confidential Information, or destroy all such copies and certify in writing to the disclosing party that such Confidential Information has been destroyed. Each party’s obligations of non-disclosure with regard to Confidential Information are effective as of the Effective Date and will expire five years from the date first disclosed to the receiving party; provided, however, with respect to any Confidential Information that constitutes a trade secret (as determined under applicable law), such obligations of non-disclosure will survive the termination or expiration of this Agreement for as long as such Confidential Information remains subject to trade secret protection under applicable law.

13.	Miscellaneous

13.1.     Licensee CGL Insurance. Beginning at the time the Licensed Product is first distributed or sold by Licensee, or its Affiliate or a sublicensee pursuant to Article 7, Licensee will, at its sole cost and expense, procure and maintain commercial general liability insurance issued by an insurance carrier with an A.M. Best rating of “A” or better in amounts that provide product liability and other liability coverage, as well as coverage for litigation costs, related to Article 10. Licensee will use reasonable efforts to include Licensor, UURF, and their respective officers, directors, members, employees, and agents, as additional insureds under Licensee’s commercial general liability insurance. All rights of subrogation will be waived against Licensor, UURF, and their respective insurers. Licensee will provide Licensor or UURF, with documentary evidence of such insurance upon written request by Licensor or UURF. Licensee will maintain such commercial general liability insurance beyond the expiration or termination of this Agreement during (a) the period that any Licensed Product is being commercially manufactured, distributed, or sold by Licensee, any Affiliate, or any sublicensee of Licensee, and (b) for one (1) yearafter such period.

13.2.     Disputes. Before Licensee or Licensor may bring suit in any court concerning an issue relating to this Agreement, such party must first seek in good faith resolution of the issues through negotiation or other forms of nonbinding alternative dispute resolution mutually acceptable to the parties.

13.3.     Governing Law. This Agreement will be interpreted, construed, and enforced in all respects in accordance with the laws of the State of North Carolina, without reference to its choice of law rules. Notwithstanding the foregoing, the courts within Salt Lake County in the State of Utah shall have exclusive jurisdiction and venue for all disputes between Licensor, UURF, or Licensee arising out of the UURF License Agreement to the extent involving rights or responsibilities of UURF. Further, the Parties agree that UURF shall be entitled to any protections, rights, or defenses applicable to it under the Utah Governmental Immunity Act, Utah Code Annotated sections 630-7-101, et. seq., as amended, in the same manner and to the same extent as if Utah law governed this Agreement.

13.4.     Notices. All notices pertaining to or required by this Agreement shall be in writing and shall be signed by an authorized representative and shall be delivered by hand or sent by certified mail, return receipt requested, with postage prepaid, addressed as follows (or such mailing address as the parties may specify in writing):

For Licensor:

[***]

For Licensee:

[***]

For the purposes of Sections 3.6 hereof:

[***]

13.5.     Assignment. This Agreement may not be assigned or transferred by Licensee without the prior written consent of Licensor (except that no consent shall be required for a successor by merger to, an acquirer of substantially all of the assets of, or an entity affiliated with or controlled by or under common control with, Licensee in connection with that part of Licensee’s business to which the Licensed Patents and this Agreement pertain; however, in no event shall any rights or obligations of this Agreement be assigned or transferred to a party who is not a citizen and resident of the United States of America without the written consent of Licensor, not to be unreasonably withheld, conditioned or delayed).

13.6.     Entire Agreement. This Agreement constitutes the entire agreement and understanding between Licensor and Licensee with respect to the subject matter hereof, and any modification of this Agreement shall be in writing and shall be signed by a duly authorized representative of both Licensor and Licensee. There are no understandings, representations, or warranties between Licensor and Licensee concerning the subject matter hereof except as expressly set forth in this Agreement.

13.7.     Headings. Titles and headings of the sections and subsections of this Agreement are for the convenience of references only and do not form a part of this Agreement and shall in no way affect the interpretation thereof.

13.8.     Severability. The illegality or invalidity of any provisions of this Agreement shall not impair, affect or invalidate the other provisions of this Agreement.

13.9.     Proprietary Information. Both parties acknowledge that the terms of this Agreement, as well as Licensee’s plan for bringing the Licensed Patents to the Point of Practical Application, are confidential and shall not be discussed or revealed to third parties.

13.10.   Export Regulation. The Licensed Products may be subject to US export control laws, including the Export Control Reform Act and its associated regulations. Licensee shall not, directly or indirectly, export, re-export, or release the Licensed Products to, or make the Licensed Products accessible from, any jurisdiction or country to which export, re-export, or release is prohibited by law, rule, or regulation. Licensee shall comply with all applicable federal laws, regulations, and rules, and complete all required undertakings (including obtaining any necessary export license or other governmental approval), prior to exporting, re-exporting, releasing, or otherwise making the Licensed Products available outside the United States.

13.11.   Relationship of the Parties. The relationship between the parties is that of independent contractors. Nothing contained in this Agreement will be construed as creating any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the parties.

13.12.   Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement.

13.13.   Marking; Use of Names. Licensee agrees to comply with the provisions of Article 11 (Marking) and Article 25 (Use of Names) as set forth in the UURF License Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized representatives. For the avoidance of doubt, the Effective Date shall be the last date set forth below.

FOR LICENSEE:

Hyperion Materials & Technologies, LLC

/s/ Anastasios Arima	Date:	February 13, 2021

Name: Anastasios Arima

Title: Manager

FOR LICENSOR:

Blacksand Technology, LLC

/s/ Kesh Keshavan	Date:	February 13, 2021

Name: Kesh Keshavan

Title: President